December 21, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F St NE

Washington, DC 20549

Re:   Atelier Meats Corp.

Amendment No. 2 to Offering Statement on Form 1-A

Filed November 17, 2023

File No. 024-12184

In response to your letter dated December 12, 2023 we are providing the following responses on behalf of Atelier Meats Corp. (“Atelier” or the “Company”).  In connection herewith, we are filing an amendment to the Offering Circular on Form 1A (“Amended Offering Circular”).

Amendment to Form 1-A filed November 17, 2023

Cover Page

1. Please revise the $25,000,000 offering amount in the heading to reflect the aggregate dollar amount of the shares that you are seeking to qualify in this offering. Noting the disclosure that is currently included in the tables, please add narrative disclosure that describes the primary and resale components. Refer to Item 1(d) of Form 1-A.

The Amended Offering Circular has been revised to state that the maximum amount of the offering is $31,000,000, which includes $6,000,000 to be received by the Selling Shareholders.

2. We note that you are conducting this offering on a best-efforts basis and that your officers and directors may participate in the sales process, relying on Rule 3a4-1. Please disclose how such officers/directors will determine whether any sale is for the benefit of the company or for the accounts of the selling shareholders. Please similarly explain how investors will know if they are purchasing shares directly from the company or from the officers/directors as selling shareholders.

The Amended Offering Circular has been revised to provide that the all sales will be conducted by Dalmore and that the shares of the selling shareholders shall only be sold in accordance with the following:

Dalmore has agreed to sell shares offered by the selling shareholders on a basis of 1 selling shareholder share for each 1.5 shares offered by the Company until such time as the resell shares have all been sold; provided, however, no shares held by the selling shareholders will be sold until the Company has sold shares in the amount of at least $8,000,000.  After the Company has sold $8,000,000 in shares, Dalmore will sell shares on behalf of both the Company and the selling shareholders who desire to sell shares.  If more than one selling shareholder desires to sell shares, such shares shall be offered on a pro-rata basis by Dalmore.

Summary

This Offering, page 6

3. We note the following disclosure on page 7: "We have engaged Dalmore Group, LLC . . . as the placement agent and underwriter. We refer to Dalmore as the underwriter and placement agent. Dalmore is selling our shares in this Offering on a best-efforts basis . . .." Please revise for consistency with disclosure elsewhere that indicates Dalmore is acting as broker-dealer of record, and not as an underwriter or placement agent, for example on the cover page and page 22. In addition, revise references to the placement agent(s) throughout the offering circular, and revise the reference to the placement agent agreement in your exhibit index.

The Amended Offering Circular has been revised to correct the inconsistencies.

Selling Shareholders, page 22

4. Please revise your table of contents to include this section. In addition, revise your disclosure to reconcile the apparent inconsistencies relating to the resale offering that appear on pages 6-7, 22, and 70. Address, without limitation, the following items:

The Amended Offering Circular has been revised to update the table of contents and remove inconsistencies regarding the resale offering.

• Clearly identify which party is offering the resale shares. In this regard, we note disclosure that appears to indicate you, the selling shareholders, and Dalmore are offering these shares.

Language has been added to provide that the resale shares will be offered by Dalmore.

• If Dalmore will sell any resale shares, clearly disclose whether a commission will be earned with respect to such sales and make conforming changes as needed; for example, to the second table on the offering circular cover page.

Language has been added to state that no commissions will be paid with respect to the sale of the resale shares.

• For each selling shareholder that is an entity, disclose the persons who have sole or shared voting or investment power. Refer to the Instruction to Item 5(d) of Form 1-A.

Additional language has been added to state that Adroit Services Ltd. is beneficially owned by Jon Gilbert.

• Clarify the timing of the resale offering. In this regard, we note disclosure that appears to indicate the resale shares may be offered at any time, but also that these shares may only be offered after you have sold $8 million worth of shares in the primary offering.

Resale shares will only be offered once the company has sold $8 million worth of shares in the primary offering.

• File any agreement entered into with the selling shareholders as an exhibit to your offering statement.

The Company does not have any agreements with the selling shareholders.

Use of Proceeds to Company, page 25

5. Please revise this section to discuss the use of proceeds referenced on page 70, that "the Company may use a portion of the proceeds to repurchase shares from one or more shareholders."

References to the use of proceeds to repurchase shares has been removed.

6. Please revise to clearly state that you will not retain any of the proceeds from the resale shares.

Language has been added to the Amended Offering Circular to provide that no proceeds from the sale of the resale shares will be retained by the Company.

Compensation of Directors and Executive Officers, page 53

7. Please update your compensation disclosure to reflect the fiscal year ended May 31, 2023. In addition, please file as an exhibit any management contract or any compensatory plan, contract, or arrangement as required by Item 17(6)(c) of Form 1-A.

This change has been made.  In addition, there are no agreements with Mssrs. Blocking and Paray.  The Amended Offering Circular has been updated accordingly.

Experts, page 70

8. We note your disclosure that, "The financial statements of the Company for the fiscal years ended for the period from inception (November 5, 2021) through May 31, 2022 and the consolidated financial statements for the years ended May 31, 2022 and May 31, 2023 have been audited by Davidson & Company, LLP." Please revise for clarity and for consistency with the audit reports and financial statements included in your offering circular, specifically the consolidated financial statements of (i) predecessor company Future Burger Corp. (excluding Atelier) for the years ended May 31, 2022 and 2021 and (ii) Atelier (including Future Burger) for the year ended May 31, 2023, and the period from inception (November 5, 2021) to May 31, 2022.

This section has been revised as required.

Notes to Financial Statements of Future Burger Corp., page 78

9. Please revise the header appearing on pages 78-89 to reflect that these notes are to the financial statements of Future Burger Corp. for the years ended May 31, 2022 and 2021.

This has been corrected.

Exhibits

10. Please file a signed auditor’s consent as an exhibit to your offering statement, as required by Item 11(b) of Form 1-A. Refer to Item 302 of Regulation S-T for guidance on providing signatures in electronic submissions.

The signed letter has been provided.

General

11. We note that the cover page discloses "The shares will be offered on a best-efforts basis by the Company in Canada," yet page 23 discloses "In Canada, the shares may be offered through a Canadian registered broker dealers engaged by Dalmore." Please revise to reconcile this apparent inconsistency and clarify how the offering will be conducted in Canada.

We have revised the disclosure in the Amended Offering Circular to state the following:

The shares will be offered on a best-efforts" basis by the Company in Canada. No commission or other compensation will be paid to the Company or its officers, directors or employees in connection with this offering in Canada.

12. We note that Section 2(a) of Exhibit 1.1 provides that you will pay Dalmore a fee equal to 1% on the aggregate amount raised by you. Please revise your disclosure regarding Dalmore's fee throughout the offering circular for consistency and clearly state, if true, that Dalmore will not earn a fee with respect to any resale shares it may sell. In this regard, we note disclosure on the cover page (1% commission, referenced under heading "Underwriting commissions"), page 7 (fee of 1% of the securities sold through Dalmore's platform), and page 22 (commission equal to 1% of the amount raised in the offering).

The Amended Offering Circular has been revised to make clear that no commissions will be paid with respect to the resale shares by the selling shareholders.

13. Your disclosure in Part I, Item 1, indicates that you have no outstanding securities. You also indicate in Part I, Item 6, that you have not issued or sold unregistered securities within one year. Both disclosure items appear to be inconsistent with your disclosure in Parts II and III of the offering statement. Please revise.

This inconsistency has been corrected.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

KUNZLER BEAN & ADAMSON, PC

J. Martin Tate, Esq.